Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2007

(In millions, except ratio)

Earnings
Earnings before income taxes	$3,186
Interest expense	265
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(21)
Portion of rents representative of an interest factor	45
Amortization of debt premium and discount, net	(4)

Adjusted earnings from continuing operations before income taxes	$3,471

Fixed Charges
Interest expense	$265
Portion of rents representative of an interest factor	45
Amortization of debt premium and discount, net	(4)
Capitalized interest	—

Total fixed charges	$306

Ratio of Earnings to Fixed Charges	11.3